UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-53527

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2019 (MM/DD/YY) AND ENDING 12/31/2019 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: GT Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

12655 West Jefferson Boulevard
(No. and Street)

Los Angeles	CA	90066
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

James Turo / 310-846-5004
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

AJSH & Co LLP
(Name – *if individual, state last, first, middle name*)

C-7/227, Sector-7, Rohini	New Delhi	India	110085
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, James Turo, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of GT Securities, Inc., as of December 31, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

ANTMAN-FALL
BLIC - CALIFORNIA
ANGELES COUNTY
MMISSION # 2186188
MM EXPIRES MARCH 11, 2021

Signature

Managing Director

Title

ROYA SPANTMAN-FALL
NOTARY PUBLIC - CALIFORNIA
LOS ANGELES COUNTY
COMMISSION # 2186188
MY COMM. EXPIRES MARCH 11, 2021

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ALL-PURPOSE CERTIFICATE OF ACKNOWLEDGMENT

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

STATE OF CA

COUNTY OF Los Angeles

On 3, 2 , 2020 before me, Roya Spantman-Fall
(here insert name and title of the officer)

a Notary Public, personally appeared James S. Turo

,

who proved to me on the basis of satisfactory evidence to be the person(s) whose name(s) is/are subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their authorized capacity(ies), and that by his/her/their signature(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument.

I certify under PENALTY OF PERJURY under the laws of the State of California that the foregoing paragraph is true and correct.

WITNESS my hand and official seal.

ROYA SPANTMAN-FALL
NOTARY PUBLIC - CALIFORNIA
LOS ANGELES COUNTY
COMMISSION # 2186188
MY COMM. EXPIRES MARCH 11, 2021

Signature of Notary Public

(Notary Seal)

OPTIONAL ENTRIES

Title or Type of Document: Annual Audited report

Name of Other Party(ies) Involved: Form X-17A-5

Date of Document: ______ No. of Pages: 2 Type of ID. Used: ______

Company Represented: ______ Officer's Title: ______

Product Item No. 72930

GT Securities, Inc.

Financial Statements and Supplemental Schedules
Required by the U.S. Securities and Exchange Commission

Including Independent Auditor's Report Thereon

For the Year-Ended December 31, 2019

Contents

GT Securities, Inc.

Independent Auditor's Opinion

For the Year-ended December 31, 2019

Report of the Independent Registered Public Accounting Firm

To the Board of Directors of
GT Securities, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of GT Securities, Inc. (the "Company") as of December 31, 2019 and the related statements of operations, changes in member's equity and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provide a reasonable basis for our opinion.

Supplementary Information

The supplementary information contained in schedules including the Computation of Net Capital pursuant to Uniform Net Capital Rule 15c3-1, Computation for Determination of Reserve Requirements and information relating to Possession or Control Requirements Under 15c3-3, statement related to material inadequacies with respect to the computation of net capital, and the Agreed Upon Procedures Report (statement related to SIPC reconciliation), if and as applicable of Securities and Exchange Commission, has been subjected to audit procedures performed in conjunction with the audit of Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information

reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the supplemental information.

In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 CFR § 240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

AJSH & Co LLP

We have served as the Company's Auditor since 2019.

New Delhi, India
February 28, 2020

GT Securities, Inc.

Financial Statements

For the Year-ended December 31, 2019

GT Securities, Inc.
Statement of Financial Condition
As of December 31, 2019

Assets		
Cash and cash equivalents	$	737,660
Accounts Receivable		19,236
Total Assets	$	756,896
Liabilities and Shareholder Equity		
Shareholder's Equity	$	756,896
Total Liabilities and Shareholder's Equity	$	756,896

The accompanying notes are an integral part of these financial statements.

GT Securities, Inc.
Statement of Operations
For the year ended December 31, 2019

Revenue	
Advisory Fees	$5,860,289
Other Income	11,746
Total Revenue	$**5,872,035**
Expenses	
Payments to Registered Persons	$5,586,597
Professional Fees	21,530
Marketing	132,879
Insurance	47,572
Regulatory Expenses	36,374
Taxes	8,334
Bad Debt Expenses	104,469
General and Administrative Expense	48,333
Total Expenses	**5,986,088**
Net Income / (Loss)	**$(114,053)**

The accompanying notes are an integral part of these financial statements.

GT Securities, Inc.
Statement of Cash Flows
For the year ended December 31, 2019

Cash Flows from Operating Activities		
Net income	$	(114,053)
Adjustments to reconcile net income to net cash used in activities:		
(Increase) decrease in:		
Accounts receivable		(14,571)
Net Cash from Operating Activities	$	(128,624)
Net Increase in Cash and Cash Equivalents	$	(128,624)
Cash and cash equivalents at beginning of year		866,285
Cash and Cash Equivalents at End of Year	$	737,660

The accompanying notes are an integral part of these financial statements.

GT Securities, Inc.
Statement of Changes in stockholders' equity,
As of and For the Year-Ended December 31, 2019

Equity as of December 31, 2018	$	870,949
Net income		(114,053)
Equity as of December 31, 2019	$	756,896

The accompanying notes are an integral part of these financial statements.

GT Securities, Inc.
Notes to Financial Statements
As of and for the Year-Ended December 31, 2019

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

Growthink Securities, Inc. is a California Corporation incorporated on December 6, 2001 and changed its name on July 26, 2012, to GT Securities, Inc. (the "Company"). The Company operates as a registered broker/dealer in securities under the provisions of the Securities Exchange Act of 1934. The Company engages in private placements of securities and market research for raising capital. The Company is a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC"). The Company does not hold customer funds or securities.

Effective as of January 1, 2009, the two individuals previously owning 100% of the Company transferred ownership to Growthink, Inc., ("Parent") which now owns 100% of the Company.

The Company is a wholly-owned subsidiary of Growthink, Inc. (the "Parent").

The Company is engaged in business as a securities broker-dealer that provides several classes of services, including financial advisory services and private placement of securities.

Under its membership agreement with FINRA and pursuant to Rule 15c3-3(k)(2)(i), the Company conducts business on a fully disclosed basis and does not execute or clear securities transactions for customers. Accordingly, the Company is exempt from the requirement of Rule 15c3-3 under the Securities Exchange Act of 1934 pertaining to the possession or control of customer assets and reserve requirements.

Summary of Significant Accounting Policies

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Receivables from customers are stated at face amount with no allowance for doubtful accounts. An allowance for doubtful accounts is not considered necessary because probable uncollectible accounts are immaterial.

Advisory and consulting fees are recognized when earned, which generally coincides with the consummation of the underlying transaction.

The Company accounts for its income taxes in accordance with FASS ASC 740, Income Taxes. This standard requires the establishment of a deferred tax asset or liability to recognize the future tax effects of transactions that have not been recognized for tax purposes including taxable and deductible temporary differences as well as net operating loss and tax credit carryforwards. Deferred tax expenses or benefits are recognized as a result of changes in the tax basis of an asset or liability when measured against its reported amount in the financial statements.

The operations of the Company are included in the consolidated federal income tax return filed by the Parent. Federal income taxes are calculated as if the Company filed on a separate basis and the amount of current tax and/or benefit calculated is either remitted to or received from the Parent.

Current income taxes are provided for estimated taxes payable or refundable based on tax returns. Deferred income taxes are recognized for the estimated future tax effects attributable to temporary differences in the basis of assets and liabilities for financial and tax reporting purposes. Measurement of current and deferred tax assets and liabilities is based on provisions of enacted federal and state tax laws.

The Company has evaluated events subsequent to the balance sheet date for items requiring recording or disclosure in the financial statements. The evaluation was performed through the date the financial statements were available to be issued. Based upon this review, the Company has determined that there were no events which took place that would have a material impact on its financial statements.

Management evaluated subsequent events through February 28 the date these financial statements were available to be issued. There were no material subsequent events that required disclosure in these financial statements.

Note 2: INCOME TAXES

As discussed in Note I, the Company is a Wholly-owned subsidiary and is included in the consolidated income tax returns filed by its Parent. A portion of the consolidated income tax liability is allocated to the Company as if the Company had filed separate income tax returns.

The Company has not recognized any deferred taxes for the current year since the parent company has also incurred losses and is not likely to recognize tax benefits arising from carry forward of net operating losses of the Company.

Note 3: REIMBURSED EXPENSES

During the course of conducting advisory engagements, the Company may incur out of pocket expenses that are later reimbursed by its clients. Reimbursements are recorded separately.

Note 4: RELATED PARTY TRANSACTIONS

During the year, the Company has paid an affiliation fee of $ 610,000 to its related parties.

Note 5: LITIGATION

The Company is, as a normal course of its business, infrequently involved in disputes that might expose it to legal expenses and litigation risk. The Company, to the best of its knowledge, currently does not have any matters of this type that could result in a material adverse impact at this time.

In the year 2019, the Company has brought a breach of contract claim against a client for a lack of payment against the services rendered by the Company. The claim arises from an engagement letter ("the Engagement Letter") from client in the year November 2017. The Company is unable to express any opinion as to the outcome of this matter at this early stage of the proceedings. Revenues will be recognized when the funds are actually received.

Note 6: REVENUE

During the year, the Company has recognized a consulting income of $5,849,404 representing retainer fees and transaction fee earned from its revenue agreements with its clients. Considering the uncertainty regarding the collection of revenue the Company has written off the most doubtful receivables as bad debt of $104,469 at the end of the fiscal year

Note 7: COMMITMENTS AND CONTINGENCIES

Contingencies

The Company maintains several bank accounts at financial institutions. These accounts are insured either by the Federal Deposit Insurance Commission ("FDIC"), up to $250,000, or the Securities Investor Protection Corporation ("SIPC"), up to $500,000. At times during the year ended December 31, 2019, cash balances held in financial institutions were in excess of the FDIC and SIPC's insured limits. The Company has not experienced any losses in such accounts and management believes that it has placed its cash on deposit with financial institutions which are financially stable.

Note 8: RECENTLY ISSUED ACCOUNTING STANDARDS

The Financial Accounting Standards Board (the "FASB") has established the Accounting Standards Codification ("Codification" or "ASC") as the authoritative source of generally accepted accounting principles ("GAAP"). The principles embodied in the Codification are to be applied by nongovernmental entities in the preparation of financial statements in accordance with GAAP in the United States. New accounting pronouncements are incorporated into the ASC through the issuance of Accounting Standards Updates ("ASUs").

For the year ending December 31, 2019, various ASUs were either newly issued or had effective implementation dates that would require their provisions to be reflected in the financial statements for the year then ended. The Company has reviewed the ASU releases to determine relevance to the Company's operations. There were no other new accounting pronouncements that we believe would have a material impact on our financial position or results of operations.

Note 9: NEW ACCOUNTING PRONOUNCEMENTS

Effective January 1, 2018, The Company adopted ASC Topic 606, Revenue from Contracts with Customers (“ASC Topic 606”). The new revenue recognition guidance requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five-step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation.

In determining the transaction price, an entity may include variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved. Revenues from contracts with customers are comprised of consulting fees and reimbursable fees. Such fees are recognized at the point in time when the Company’s performance under the terms of the contractual arrangement is completed, which is typically at the close of a transaction.

Management has determined that the adoption of ASC Topic 606 has had no impact on the Company.

GT Securities, Inc.

Supplementary Information Pursuant to SEA Rule 17a-5

For the Year-ended December 31, 2019

GT Securities, Inc.
Supplementary Computations Pursuant to SEA Rule 17a-5
Of the Securities and Exchange Act of 1934
As of and for the Year-Ended December 31, 2019

Computation of Net Capital

Total Stockholder's Equity	$	756,896
Non-Allowable Assets	$	19,236
Haircuts on Securities Positions		
Securities Haircuts	$	-
Undue Concentration Charges	$	-
Net Allowable Capital	$	737,660

Computation of Net Capital Requirement

Minimum Net Capital Required as a Percentage of Aggregate Indebtedness	$	-
Minimum Dollar Net Capital Requirement of Reporting Broker/Dealer	$	5,000
Net Capital Requirement	$	5,000
Excess Net Capital	$	732,660

Computation of Aggregate Indebtedness

Total Aggregate Indebtedness	$	-
Percentage of Aggregate Indebtedness to Net Capital		0.00%

Computation of Reconciliation of Net Capital

Net Capital Computed and Reported on FOCUS IIA as of	December 31, 2019	$	737,660
Adjustments			
Increase (Decrease) in Equity		$	-
(Increase) Decrease in Non-Allowable Assets		$	-
(Increase) Decrease in Securities Haircuts		$	-
(Increase) Decrease in Undue Concentration Charges		$	-
Net Capital per Audit		$	737,660
Reconciled Difference		$	-

GT Securities, Inc.
Supplementary Statements Pursuant to SEA Rule 17a-5
Of the Securities and Exchange Act of 1934
As of and for the Year-Ended December 31, 2019

Statement Related to Uniform Net Capital Rule

The Company is a member of the FINRA and is subject to the SEC Uniform Net Capital Rule 15c3-1. This rule requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1500% (15:1), or, during its first year of operations, 800% (8:1). Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2019, the Company had net capital of $737,660 which was $732,660 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was 0%. The Company has elected to use the basic computation method, as is permitted by the rule, which requires that the Company maintain minimum Net Capital pursuant to a fixed dollar amount or 6-2/3% percent of total aggregate indebtedness, as defined, whichever is greater, and does not, therefore, calculate its net capital requirement under the alternative reserve requirement method. There were no material differences reported as Net Capital in the audited computation of Net Capital and the broker- dealer's corresponding unaudited Part IIA of the FOCUS report required under Rule 15c3-1.

Statement Related to Exemptive Provision (Possession and Control)

The Company does not have possession or control of customer's funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of SEA Rule 15c3-3(k)(2)(i).

Statement Related to Material Inadequacies

This audit did not disclose any material inadequacies since the previous audit of the financial statements in the accounting system or in the internal control related to reporting or the practices and procedures required pursuant to Rule 17a-5. The firm is exempt from 15c3-3; it does not maintain customer funds or securities and, therefore, does not maintain customer funds to segregate nor does it maintain separate accounts for customers.

Statement Related to SIPC Reconciliation

SEA Rule 17a-5(e)(4) requires a registered broker-dealer that is a member of SIPC with revenues in excess of $500,000 to file a supplemental report (Agreed Upon Procedures Report) related to the broker-dealers SIPC annual general assessment reconciliation, or if the registered broker-dealer is exempt from SIPC membership an Exclusion from Membership, SIPC Form 3 with appropriate schedules shall be included in this supplemental section below. Broker-dealers that are members of SIPC with revenues that do not exceed $500,000 are not required to file the Agreed Upon Procedures Report in this supplemental section.

GT Securities, Inc.

Supplementary Exemption Report Pursuant to SEA Rule 17a-5

As of and for the Year-Ended December 31, 2019

Independent Public Accountants Review Report on GT Securities, Inc.'s Exemption

AJSH & Co LLP
Chartered Accountants
(Formerly known as " AJSH & Co." converted and registered as LLP on 11-04-2016 vide LLPIN: AAG-1471)

C-7/227, Sector-7, Rohini
New Delhi-110085
+91 11 45596689
Web : www.ajsh.in
E-mail : info@ajsh.in

Report of Independent Registered Public Accounting Firm

To the Board of Directors of
GT Securities, Inc.

We have reviewed management's statements, included in the accompanying GT Securities, Inc.'s Exemption Report, in which (1) GT Securities, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(i) (the "exemption provisions") and (2) the Company stated that they met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)((2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

AJSH & Co LLP

New Delhi, India
February 28, 2020

GT Securities, Inc.
Supplementary Schedules Pursuant to SEA Rule 17a-5
Of the Securities and Exchange Act of 1934
As of and for the Year-Ended December 31, 2019

Exemption Letter Pursuant to SEA Rule 17a-5(d)(1)(i)(B)(2)

GT Securities, Inc.
12655 West Jefferson Boulevard
Los Angeles, CA 90066

February 24, 2020

Mr. Ankit Jain
Ms. Sumita Arora
C-7/227, Sector-7,
Rohini, New Delhi-110085, India

Re: Exemption Report Pursuant to SEA Rule 17a-5(d)(1)(i)(B)(2)

To the best knowledge and belief GT Securities, Inc.

1. Claims exemption **15c3-3(k)(2)(i)** from 15c3-3;

2. We have met the identified exemption from January 1, 2019 through December 31, 2019, without exception, unless, noted in number 3, below;

3. We have no exceptions to report this fiscal year.

Regards,

James Turo
President
GT Securities, Inc.

GT Securities, Inc.

Supplementary Agreed Upon Procedures Report

Pursuant to SEA Rule 17a-5(e)(4)

As of and for the Year-Ended December 31, 2019

AJSH & Co LLP
Chartered Accountants
(Formerly known as " AJSH & Co. " converted and registered as LLP on 11-04-2016 vide LLPIN: AAG-1471)

C-7/227, Sector-7, Rohini
New Delhi-110085
+91 11 45596689
Web : www.ajsh.in
E-mail : info@ajsh.in

Independent Accountants' Agreed-Upon Procedures Report on Schedule of Assessment and Payment

To the Board of Directors of
GT Securities, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and SIPC Series 600 Rules, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation ("SIPC") for the year ended December 31, 2019 which were agreed to by GT Securities, Inc. (the "Company"), and SIPC, solely to assist you and SIPC in evaluating the Company's compliance with the applicable instructions of Form SIPC-7 for the year ended December 31, 2019. The Company's management is responsible for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with the standards established by the Public Company Accounting Oversight Board (Unites States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payment in Form SIPC-7 with respective cash disbursement record entries, noting no material differences;
2. Compared the amounts reported on the annual audited report Form X-17A-5 Part III for the year ended December 31, 2019, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2019, noting no material differences;
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no material differences;
4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no material differences; and
5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no material differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance with the applicable instructions of Form SIPC-7. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

AJSH & Co LLP

New Delhi, India
February 28, 2020

GT Securities, Inc.

Supplementary Schedules Pursuant to SEA Rule 17a-5
Of the Securities and Exchange Act of 1934
As of and for the Year-Ended December 31, 2019

SIPC Reconciliation

Total Revenue					$	5,872,035
Deductions						3,669,872
SIPC Net operating revenues						2,202,163
Amount due per general assessment @0.0015					$	3,303
Form	Filing date	Check number	Filed / paid to	Amount paid		
SIPC 6	09-07-2019	5121	SIPC	$ 1,270		
SIPC 7	21-01-2020	5131	SIPC	$ 2,032		
Total amount paid						3,302
Overpayment (Underpayment)						(1)